

February 4, 2014

Via E-mail
Shawn P. Clark
Chief Executive Officer
Key Link Assets, Corp.
216 South Jefferson, Suite LL1
Chicago, IL 60661

> **Re:** **Key Link Assets, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 21, 2014**
> **File No. 333-190836**

Dear Mr. Clark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

Our auditors have issued a going concern opinion, page 3

1. We note your disclosure in the first sentence herein. Your independent auditors are responsible for the information included in their report on your financial statements, however; you are responsible for your financial statements. Accordingly, please revise your disclosure to indicate, if true, that you, rather than your independent auditors, have indicated in the notes to your September 30, 2013 financial statements that there is substantial doubt about your ability to continue as a going concern.

Proposed Milestones to Implement Business Operations, page 20

2. We note your disclosure in the first paragraph on page 20 that five major shareholders have made a commitment to lend you up to an aggregate of $50,000 to cover the costs

incurred to maintain compliance with your SEC reporting requirements for the one year period following the effectiveness of your registration statement. You state that this is evidenced by a commitment letter, filed as Exhibit 10.11. However, we note that the commitment letter filed as Exhibit 10.11 provides a commitment from your five major shareholders to lend you up to an aggregate of $15,000 to cover these costs. Please revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

3. We note your response to comment 2 in our letter dated November 8, 2013 and your revised disclosure on page 33. You disclose in the eighth paragraph on page 33 that your projected financial requirements for the next 12 months are $163,500 and disclose on page 27 that the anticipated expenses of the offering are $30,000. We note that the $163,500 of projected financial requirements appears to relate to the anticipated costs discussed under "Proposed Milestones to Implement Business Operations" on pages 20 and 21. It is unclear how your minimal amount of cash and your available borrowing capacity will be sufficient to fund your offering costs, service your accounts payable and fund your planned expenditures for the next 12 months. As previously requested, please revise your disclosure in Management's Discussion and Analysis to provide a more focused discussion of your viable plan to continue in business as a going concern for the twelve months succeeding the anticipated effective date of the offering. Specifically:

- Please revise your disclosure to clarify the extent to which amounts necessary to fund your proposed milestones represent costs which could be avoided and the anticipated effects of avoiding such costs.

- Disclose whether any amounts related to anticipated costs of the offering have already been reflected in your financial statements.

Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Executive Compensation, page 37

4. Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.05, which is located on our website.

Financial Statements, page F-1

General

5. We remind you of the updating requirements of Rule 8-08 of Regulation S-X which are applicable to the financial statements and financial information included in your

registration statement. You will need to update your financial statements and financial information in the event of a delay in the effectiveness of your registration statement beyond February 14, 2014.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director